Exhibit 3.1

SECOND AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF EASTERLY GOVERNMENT PROPERTIES, INC.

THIS SECOND AMENDMENT to the Amended and Restated Bylaws (as amended, the “Existing Bylaws”) of Easterly Government Properties, Inc., a Maryland corporation (the “Corporation”), was adopted and approved by the Board of Directors of the Corporation on February 18, 2021 and by the stockholders of the Corporation on May 18, 2021. In accordance with Article XIII of the Existing Bylaws, this Second Amendment is effective as of May 18, 2021.

Article XIII of the Existing Bylaws is hereby deleted in its entirety and replaced with the following:

“These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the Board of Directors or by the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Corporation. Notwithstanding anything to the contrary herein, this Article XIII and Sections 2.12, 2.14 and 2.15 of Article II of these Bylaws may not be altered, amended or repealed except by the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Corporation at a meeting of stockholders duly called and of which a quorum is present.”

Except as set forth in this Second Amendment, the Existing Bylaws shall continue in full force and effect without modification.